EXHIBIT 99.1

Galapagos to present new insights in IPF and related clinical developments at the European Respiratory Society Congress

Featuring patient burden and clinical development in IPF

Mechelen, Belgium; 26 August 2020, 07.30 CET; Galapagos NV (Euronext & NASDAQ: GLPG) announces the presentation of new insights on idiopathic pulmonary fibrosis (IPF) at the virtual European Respiratory Society (ERS) International Congress 2020.

IPF is a rare and progressive disease, it can significantly affect the physical and emotional well-being of patients. The presentations by Galapagos at ERS bring new insights into the need for optimizing disease management, using real-world data focused on clinical burden, the IPF patient journey through diagnosis and treatment, and IPF patients’ quality of life:

  Clinical burden of idiopathic pulmonary fibrosis (IPF): physician and patient perception (Poster, #22122)
  Idiopathic pulmonary fibrosis (IPF): the patient journey (Poster, #22943)
  Burden of idiopathic pulmonary fibrosis (IPF) on quality of life (QoL), work productivity, and healthcare use (Poster, #22152)

A further poster will provide detail on the fully recruited PINTA Phase 2 trial with Galapagos’ proprietary GPR84 inhibitor, GLPG1205. This trial recruited 69 patients from 36 sites across 9 countries. Key learnings from patient recruitment in Central/Eastern Europe and Oman and new insights into IPF diagnosis confirmation by central reading will be presented.

  Idiopathic pulmonary fibrosis (IPF): observations from a Phase 2 trial of GLPG1205 (PINTA) (Poster, #23105)

“We are driven by our commitment to find novel ways to help patients with IPF, where a high unmet medical need remains,” said Walid Abi-Saab, MD, Chief Medical Officer at Galapagos. “At the upcoming ERS meeting, we are looking forward to presenting data that provides first-hand patient insights into living with the disease, in addition to observations from our PINTA Phase 2 trial. In our symposium we will also be highlighting the ISABELA Phase 3 program that we run together with our collaboration partner Gilead.”

When facing the high unmet medical need, pioneering is key in the race to combat IPF. This will be addressed at ERS, where Galapagos will host the symposium ‘Time for change? Pioneering in IPF management’ on Monday 7 September 2020. This symposium will consider cutting-edge techniques and functional tests that can aid diagnosis and management, and Prof. Toby Maher, Global Principal Investigator for ISABELA, will discuss the landmark ISABELA studies where some of these approaches are being pioneered.

On Wednesday 9 September 2020 Galapagos will host, a first of its kind, patient organization-led virtual symposium, in partnership with the EU-IPFF entitled: ‘Improving pulmonary fibrosis diagnosis and care in Europe’. Topics such as insights into the patient journey and key unmet needs will be reviewed, as well as discussing access to IPF care across Europe. Additionally, a new educational program for general practitioners on pulmonary fibrosis identification will be presented.

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head of Communications & Public Affairs
+32 473 824 874

Anna Gibbins
Senior Director Therapeutic Areas Communications
+44 7717 801900
communications@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that ongoing and future clinical studies with ziritaxestat and GLPG1205 may not be completed in the currently envisaged timelines or at all, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of ziritaxestat and/or GLPG1205 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including our collaboration partner for ziritaxestat, Gilead) and that Galapagos’ estimations regarding its ziritaxestat and GLPG1205 development program and regarding the commercial potential of ziritaxestat and GLPG1205, may be incorrect, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.